Exhibit (a)(1)(D)
July 13, 2009
MEMORANDUM TO BRIGHAM, INC. EMPLOYEES
Dear Fellow Employee:
Brigham, Inc. is excited to announce that Brigham Exploration Company is offering you the opportunity to surrender some or all of your existing underwater stock options for a new grant of options. This offer is designed to replace some of the lost value of all grants made from the beginning of your employment to April 20, 2009 and give you an opportunity to participate in the long-term success of Brigham.
In the exchange offer, Brigham will deliver one new option to purchase Brigham stock for every one outstanding and unexercised option to purchase Brigham stock submitted by you. The grant will have an exercise price that is the closing sales price of Brigham stock on the Expiration Date (currently expected to be August 10, 2009). The new options will have a ten-year term and will vest annually in equal amounts over five years from the date of grant. None of the new options will be vested on the day of grant.
Please note that this is only a summary of the exchange offer and we encourage you to read the other important documents enclosed in this mailing (including the Offer to Exchange), which contains important details regarding the exchange offer. This exchange offer ends at 11:59 p.m., Eastern Daylight Savings Time, on August 10, 2009 (unless Brigham extends the offer). If you wish to participate in the exchange offer, you must deliver to us by this date and time a properly completed election form as provided in the enclosed offer documents. If you do nothing, you will be making a decision not to participate in the exchange offer and you will retain your current options with their current terms and conditions.
We look forward to your continued success and commitment to Brigham in the coming years, and we are pleased to offer you this opportunity to share in our future success.
Sincerely,